Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, October 31, 2006



**To**
**Securities and Exchange Commission**
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.54
U.S.A.



Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,



This is to inform that the shareholders representing more than 90% of the share capital of Duke Energy International, Geração Paranapanema S.A. attended the Extraordinary Shareholders' Meeting held on this date, in order to deliberate about the following agenda: to review, discuss and approve the managing proposal for the allocation of the results ascertained in the half-yearly balance sheet of June 30th, 2006.

Accordingly, after the matter was put to vote in accordance with the proposal of the Company's management, the attendees approved the Balance Sheet of June 30th, 2006 and the payment of dividends in the total amount of forty-four million six hundred and fifty thousand reais (R$44,650,000.00), to be fully charged to the net profits account and allocated to preferred shares at the ratio of R$0.988781039 per 1,000 shares, pursuant to article 5(ii) of the Company's Bylaws, and no sum whatsoever shall be credited to the Company's common shares. As dividends will be paid by using the profits posted in the current fiscal year, they shall necessarily be treated as an advance on the minimum compulsory dividend payable to preferred shares, as provided for by law and in the Company's Bylaws.

Finally, the Company's Executive Office was authorized to take all the necessary actions for actual crediting of the dividends, which shall occur up to

**Duke Energy**®
*Geração Paranapanema*

Av. Nações Unidas, 12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

December 31, 2006. The value of dividends shall be credited to the holders of preferred shares duly enrolled in the depositary institution's records (register of preferred shares) as of the date hereof (October 31, 2006).

**DUKE ENERGY INTERNATIONAL, GERAÇÃO PARANAPANEMA S.A.**

By. ___________________________

**Wagner Bertazo**
Financial/Investors' Relationship Officer